

07000680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
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RECEIVED
PROCESSING
FEB 2 3 2007
WASH.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allston Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 S. LaSalle Street, Suite 1211
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Mish (312) 663-7382
(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Larry Mish, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Allston Trading LLC**, as of December 31, 2006 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.


"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Signature

Chief Financial Officer

Title

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Allston Trading LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

CONTENTS

// SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
ALLSTON TRADING LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of ALLSTON TRADING LLC, as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ALLSTON TRADING LLC, as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
January 31, 2007

ALLSTON TRADING LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash in bank	$	10,193,060
Receivables from broker/dealers		19,346,099
Receivables from exchanges and electronic communication networks		2,935,168
Deposit with exchange		500,000
Equities owned, at market value		19,329,612
Equipment, software, furniture and leasehold improvements, net of accumulated depreciation and amortization of $2,159,058		4,562,772
Exchange memberships, at cost (market value $17,316,505)		9,961,974
Other assets		2,010,663
TOTAL ASSETS	$	68,839,348

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Bank loan payable	$	2,696,597
Equities sold, not yet purchased, at market value		16,276,995
Accounts payable and accrued expenses		2,814,595
Other payables		233,136
Total liabilities, exclusive of liabilities subordinated to claims of general creditors		22,021,323
Liabilities subordinated to claims of general creditors		-
Total Liabilities		22,021,323
Members' Equity		46,818,025
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	68,839,348

See accompanying notes.

ALLSTON TRADING LLC
(An Illinois Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

(1) NATURE OF BUSINESS

ALLSTON TRADING LLC (the Company) is a proprietary trading firm which develops and utilizes fully-automated algorithmic trading applications involving equities, equity derivatives, cash treasuries and spot currencies. The company is a registered broker/dealer with the Securities and Exchange Commission (SEC). The Company also maintains various memberships on U.S. and international exchanges.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Firm Trading/Futures and Securities Transactions
Futures and securities transactions are recorded on the trade date. Unrealized gains and losses on open futures contracts and securities positions are reflected in Firm Trading Revenue in the Statement of Income. Also included in Firm Trading Revenue are volume-based incentive fees earned from electronic-communications networks.

Equipment, Furniture, Software and Leasehold Improvements
Equipment, furniture, software and leasehold improvements are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) INCOME TAXES

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the Members are liable for federal income taxes on the taxable income of the Company.

(4) BANK LOAN PAYABLE

During the year, the Company entered into a loan agreement with a bank and drew funds made available through such agreement. The terms of the borrowing require that principal and interest be repaid based on a thirty-month amortization schedule. The loan bears interest at 1½% over prime, and is payable in its entirety no later than January 30, 2009. The loan agreement contains certain financial covenants requiring the maintenance of tangible net worth, as defined, of $40,000,000 at December 31, 2006, and excess net capital, as computed, of at least $500,000. The Company has been in compliance with all covenants.

In addition, the Company, under a revolving debt subordination agreement, has a line of credit with a lending institution in the amount of $5,000,000 at an interest rate of 2% over prime. The line of credit was unused at December 31, 2006.

(5) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition. The Company also trades futures contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties for specific positions.

(5) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Concentration of Credit Risk

The Company utilizes several clearing brokers to clear its trades. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of its clearing brokers.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* (FIN 45). Such contracts may include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. The maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2006, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(6) *NET CAPITAL REQUIREMENTS*

The Company, as a registered broker-dealer with the Securities and Exchange Commission, is subject to the net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934. The Company computes its net capital requirement under the alternative net capital method and is required to maintain net capital equal to the greater of 2% of its aggregate deficit balances arising from customers transactions, as defined, or $250,000. At December 31, 2006, the Company had net capital of approximately $21,500,000, which was approximately $21,250,000 in excess of its required net capital.

ALLSTON TRADING LLC
(An Illinois Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006
(Continued)

(7) COMMITMENTS

The Company leases office space under an operating lease that expires on April 30, 2015. The lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases. At December 31, 2006, the minimum annual rental commitments under the lease, exclusive of adjustments for operating expenses and taxes, are as follows:

	Amount
Year ending December 31	
2007	$ 460,527
2008	532,353
2009	548,376
2010	564,771
2011	581,646
Thereafter	2,065,963
	$ 4,753,635

Rent expense (including adjustments for rebates, operating expenses, and real estate taxes) for the year ended December 31, 2006, was $469,310.

The Company is required to maintain a security deposit in the form of a letter of credit in the amount of $130,796.

(8) EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement.

(9) SUBSEQUENT EVENTS

During the period from January 1, 2007 through January 31, 2007, members made capital withdrawals totaling $11,392,238.

END